Exhibit (a)(8)

A Word From Carl

Dear Charter Employee:

Your attitude, efforts, and results each day help the company achieve its goals of superior customer service and growth in our business. Recognizing your critical role, we regularly evaluate the way we reward our people and engage them in the business.

The Charter stock option plans were designed to help motivate employees and reward you for contributing to the company’s success. However, many of the stock options you hold do not have the desired effect because their exercise prices at this time are substantially higher than the current trading price of the company’s common stock.

Our Board of Directors has extensively reviewed our approach to long-term incentives, and particularly, the use of options. As part of a transition in the way we utilize incentives, we are offering you an opportunity to exchange your stock options with an exercise price of more than $10.00. You will be offered cash or shares of Restricted Stock, depending on the number of shares you are eligible to receive, in exchange for your eligible stock options.

Your participation in this Stock Option Exchange Program is completely voluntary, so if you would like to keep your stock options under their current terms and conditions, no action is required. If you choose to participate, you must take action by 5:00 p.m. Eastern Time on Friday, February 20.

This brochure provides information about the Stock Option Exchange Program. Please read this information carefully. Complete details, including the Offer to Exchange, are available on the Exchange Program Web Site at www.corporate-action.net/charter.

Thank you for your efforts in serving our customers.

Sincerely,

Carl Vogel
President and CEO

Getting Started

Here’s an overview of what you need to know to get started.

What is the offer?

Charter Communications, Inc. (Charter) is offering eligible employees a one-time opportunity to participate in the Stock Option Exchange Program. Employees can exchange (i.e., tender) their stock options that have an exercise price above $10.00. These options were granted under the Charter Communications 1999 Option Plan and the Charter Communications, Inc. 2001 Stock Incentive Plan.

If you do not want to participate, you do not need to do anything. You can continue to hold your stock options, which will remain subject to the terms under which they were granted.

Who is eligible to participate?

Current employees of Charter and its subsidiaries who hold eligible stock options can participate in the Stock Option Exchange Program.

When does the offer period begin and end?

The offer is scheduled to begin on Tuesday, January 20, and end at 5:00 p.m. Eastern Time on Friday, February 20, 2004.

How Do I Make My Decision About Participating in the Offer?

■	Learn About the Offer	Page 1
■	Consider Your Decision	Page 4
■	Make Your Decision	Page 4

What information will I receive to help me make my choice?

If you have access to company e-mail, you will receive an e-mail that provides you with your Stock Option Exchange Program Personal Identification Number (PIN). This PIN gives you access to the Charter Communications Exchange Program Web Site where you can find materials that will help you learn about the offer—including this brochure, a more detailed document entitled Offer to Exchange, and answers to frequently asked questions. Your personalized grant information, which includes the number of stock options you have available to exchange, is also located on this Web Site.

If you do not have access to e-mail at work, the materials described above will be mailed to your home with your personalized grant information and Stock Option Exchange Program PIN. If you have a computer with Internet access at home, you will be able to access the Web Site by using this PIN.

How do I make an election?

Detailed instructions for making your election are provided in this brochure. You can make your election by:

■	Visiting the Charter Communications Exchange Program Web Site at www.corporate-action.net/charter; or

■	Calling the Charter Communications Stock Option Exchange Program Telephone Election System at 1-866-716-5749. The Telephone Election System is available 24 hours a day, 7 days a week throughout the offer period.

To ensure timely receipt of your election, we encourage you to make your election online or by phone. However, you may also complete the Election Agreement and send it through the mail. If you choose to mail your election, we strongly encourage you to use an overnight delivery service or certified mail with return receipt requested.

Questions?

Charter has selected Mellon Investor Services LLC (Mellon) to manage this process. Customer service representatives are available to answer your general questions, although they are not permitted to provide advice. To reach a customer service representative, call Mellon at 1-888-778-1316 Monday through Friday from 9:00 a.m. to 6:00 p.m. Eastern Time throughout the offer period.

If you decide to participate in the offer, Mellon must receive your election through the Web Site, the Telephone Election System, or by mail by 5:00 p.m. Eastern Time on Friday, February 20, 2004.

Learn About the Offer

In deciding whether or not to exchange your eligible stock options, it is important to understand how the Stock Option Exchange Program works.

Overview of Our Offer

This section provides an overview of the offer Charter is making to eligible employees. For complete details, please refer to the Offer to Exchange document.

■	Current employees who have outstanding stock options with an exercise price of more than $10.00 may choose to tender eligible stock options. Both vested and unvested stock options may be exchanged. Stock options are considered outstanding if they have not been exercised before the end of the offer period.

■	If you choose to participate in the Stock Option Exchange Program, you must tender all of your eligible stock options with an exercise price of more than $10.00. You may not tender only a portion of your eligible stock options.

Stock Options 101

Here’s an overview of what stock options are and how they work.

A stock option is the opportunity to purchase shares of stock in the future at a price (“exercise price”) that is fixed for a specific period of time.

You can exercise your stock options—that is, use them to buy stock—as soon as you become vested. Your stock option grant(s) specify the vesting schedule and the stock option term, or length of time you have to purchase the shares once your options vest.

If the market price goes up during the term of the stock option, your stock options will allow you to buy Charter Communications shares at below-current market prices. However, if the market price is below the exercise price— which is the case for all options eligible for this exchange—you would not receive any value if you exercised these options now.

■	You will receive either cash or restricted shares of our Class A common stock (Restricted Stock), based on the number of shares you are eligible to receive.

Use the exchange ratios described in this brochure to determine whether you are eligible for cash or Restricted Stock. This information is also included on the Web Site or, if you do not have access to e-mail at work, on the personalized statement enclosed with this brochure.

The Exchange Ratio for Your Stock Options

Our Board of Directors, working with our outside compensation advisors, developed this exchange offer to allow you to realize some value from past option grants. The exchange offer is based on the exchange ratios in the following table. It uses an assigned value of $5.00 per share for the Restricted Stock that you would receive in the exchange.

If the exercise price of eligible	The number of shares of Restricted Stock
stock options equals:	issued equals:

$18.00 or more per share	1 share of Restricted Stock for every 10 stock options
$14.00-$17.99 per share	1 share of Restricted Stock for every 7 stock options
$10.01-$13.99 per share	1 share of Restricted Stock for every 5 stock options
$10.00 or less	Not eligible for exchange

Review Your Personalized Grant Information

You do not need to complete these calculations yourself. Along with other personal information, these calculations will be available online at the Exchange Program Web Site or, if you do not have access to e-mail at work, on the personalized statement enclosed with this brochure.

■	If, after applying the exchange ratios, you would receive a total of 400 or fewer shares of Restricted Stock, we will pay you cash. To determine the total amount of the cash payout, multiply the number of shares you would have received by $5.00. This amount would be reduced by applicable tax withholdings.

■	If you would receive more than 400 shares of Restricted Stock after applying the exchange ratios, you will receive the shares.

Two Examples

Here are examples of what two stock option plan participants would be offered in exchange for their eligible stock options. These examples are hypothetical and for illustrative purposes only.

Example 1: Bob

Bob has a total of 600 outstanding stock options—400 with an exercise price of $20.00 and 200 with an exercise price of $11.99.

				Applicable
	Options	Exercise	Options	Exchange	Restricted Stock if Options
Grant Date	Granted	Price	Outstanding	Ratio	Outstanding Are Exchanged

2/9/1999	400	$20.00	400	1 share for 10 options	40
9/28/2001	200	$11.99	200	1 share for 5 options	40

Total number of shares of Restricted Stock					80

After applying the exchange ratio (based on the respective exercise prices), he could receive a total of 80 restricted shares in the exchange. However, because the total number of shares is less than 400, Bob would receive $400.00 ($5.00 x 80 shares) in exchange for his outstanding options if he participates in the Stock Option Exchange Program (minus any applicable taxes).

Example 2: Jane

Jane has a total of 7,000 outstanding stock options—5,000 with an exercise price of $20.00 and 2,000 with an exercise price of $11.99.

				Applicable
	Options	Exercise	Options	Exchange	Restricted Stock if Options
Grant Date	Granted	Price	Outstanding	Ratio	Outstanding Are Exchanged

2/9/1999	5,000	$20.00	5,000	1 share for 10 options	500
9/28/2001	2,000	$11.99	2,000	1 share for 5 options	400

Total number of shares of Restricted Stock					900

After applying the exchange ratio, she has a total of 900 restricted shares. So, if Jane participates in the Stock Option Exchange Program, she would receive 900 shares of restricted stock in exchange for her outstanding options.

If You Are Eligible to Receive Cash

If you choose to participate in the Stock Option Exchange Program and are eligible to receive cash, your payment for the exchange of your options will be included in your paycheck no later than March 31, 2004. The cash payment will be taxed as ordinary income.

If You Are Eligible to Receive Restricted Stock

If you choose to participate in the program and are eligible to receive Restricted Stock, please read the following terms carefully.

Vesting of Restricted Stock

These shares are considered “restricted” because they may not be sold or transferred until they vest. Vesting occurs over three years, with one-third vesting each year on the anniversary of the grant date. When Restricted Stock vests, you may sell or transfer the shares as you see fit. You do not have to pay an exercise price, but applicable taxes will be payable for the value of the shares on the vesting date. For senior vice presidents and above, one-half of your Restricted Stock will be performance shares with associated performance criteria and different vesting exceptions as described in the Offer to Exchange document.

If your employment with Charter is terminated for any reason prior to vesting (except death, disability, or eligible retirement), your unvested shares of Restricted Stock will be forfeited.

Accessing Restricted Stock Grant

You will be able to review your Restricted Stock holdings in an online account with our current stock plan administrator, E*TRADE FINANCIAL Corp., no later than March 31, 2004. Once the shares vest, you may keep your stock in that account, transfer it to a new account, or choose to sell all or a portion of your shares.

Taxation of Restricted Stock

Your Restricted Stock grant is not taxable until the shares vest. Therefore, you will not pay taxes until that time.

When the shares vest, taxes can be paid through your brokerage account with E*TRADE FINANCIAL Corp. You can either sell a portion of your shares to cover the taxes or pay the taxes by check. You will receive access to your shares only after these taxes have been paid.

Alternatively, you may elect to be taxed when the Restricted Stock is granted in February 2004 and before it vests though a Section 83(b) election made within 30 days of the grant date. This special tax election allows you to treat future value increases in the stock as capital gain rather than ordinary income.

We encourage you to review the Offer to Exchange document for more details on tax matters.

Learn More by Using These Tools and Resources

There are several tools and resources available to help you learn more about the Stock Option Exchange Program.

■	Offer to Exchange Certain Outstanding Options: This document provides a detailed explanation of the Stock Option Exchange Program and contains the full terms and conditions of the offer. It contains important information, including a section with answers to frequently asked questions (called a “Summary Term Sheet”), and a section that outlines the risks associated with accepting the offer.

Please take the time to review the Offer to Exchange carefully. You may also want to consult with a financial or tax advisor before you choose whether or not to accept the offer.

■	Charter Communications Exchange Program Web Site: General information about the offer is available to all eligible participants at www.corporate-action.net/charter.You may log on to the Web Site using your Stock Option Exchange Program PIN. If you have access to company e-mail, you will receive your PIN via e-mail.

On the Web Site, you may view your personalized grant information, including a list of your outstanding stock options that are eligible for exchange. You may also accept the offer at the Web Site by completing the election process.

■	Personalized Grant Information: Your personalized grant information is included with this brochure. If you have a company e-mail address, access to your personalized grant information will also be e-mailed to you. This statement indicates which of your stock option grants are eligible for exchange under this program and includes your PIN for accessing the Web Site and the Telephone Election System.

■	Frequently Asked Questions: Do you have additional questions? Take a look at the questions and answers section in the Offer to Exchange document (called the “Summary Term Sheet”), or log on to the Web Site for a condensed, reader-friendly version designed to answer your basic questions about the program.

■	Election Agreement: If you are not able to make your election online or by phone, you may complete the enclosed Election Agreement and send it to Mellon if you choose to tender your eligible stock options. If you choose to mail your agreement, we strongly encourage you to use an overnight delivery service or certified mail with return receipt requested.

■	Withdrawal Form: You can withdraw your election online or by phone anytime during the offer period until 5:00 p.m. Eastern Time on February 20, 2004. If you cannot change your election online or by phone, you may complete and send the Withdrawal Form to Mellon. If you choose to send the Withdrawal Form by mail, Mellon must receive it before 5:00 p.m. Eastern Time on February 20, 2004.

About Your Stock Option Exchange Program PIN

You will receive your Stock Option Exchange Program PIN with this brochure and through your company e-mail (if you have access). You will need this PIN to access and make your election through the Exchange Program Web Site and the Telephone Election System.

If you do not receive a PIN by January 27, 2004—or if you lose your PIN—please call Mellon at 1-888-778-1316 Monday through Friday from 9:00 a.m. to 6:00 p.m. Eastern Time and ask a customer service representative to send you a new one.

Consider Your Decision

To make your choice, you need to think about whether you will receive greater value by exchanging your stock options or keeping them. Here are some things to consider:

•	What do you think Charter’s market price will be in the future?It is important to think about market trends and what Charter’s market price will be in the future. If the price of Charter’s common stock increases and exceeds the exercise price of your vested stock options during their term, then those options will have value if you exercise them at that time.

However, if Charter’s market price remains below the exercise price of your stock options and you hold on to your stock options, you will receive no value.

•	When will your options expire? If you choose to hold your stock options, they may expire before our stock price increases to a level above your exercise price. If you exchange your options, the expiration date of your options will no longer be a consideration.

•	If you are eligible to receive Restricted Stock, what are the vesting terms? If you participate in the program, your Restricted Stock will vest on an annual basis over a period of three years. If you leave the company in the next three years, you will forfeit some or all of your shares. You can find information about specific risks associated with acceptance of the offer in the section called “Certain Information About Us: Risk Factors” in the Offer to Exchange document. Please review this information carefully.

Keep in mind that past performance is not a guarantee of future performance. So, consider speaking with a financial or tax advisor before making your decision.

Make Your Decision

Once you understand the details of the Stock Option Exchange Program and have reviewed the available tools and resources, you’re ready to make your decision. Remember: If you would like to keep your stock options under their current terms and conditions, no action is required.

•	You can access the Web Site at www.corporate-action.net/charter and accept the offer online. You will need your Stock Option Exchange Program PIN, which was sent to you through e-mail and has been included with this brochure.

•	Computers may be available in common areas at your location so you can make your elections online. If you do not have Internet access at work or at home, consider using a family member’s computer to make your choice or visit your local library (most have computers with Internet access). You can also accept the offer by calling the Telephone Election System at 1-866-716-5749 or by mailing the enclosed Election Agreement to Mellon. If you choose to mail the Election Agreement, we strongly encourage you to use an overnight delivery service or certified mail with return receipt requested.

To participate, all decisions must be received by Mellon before 5:00 p.m. Eastern Time on February 20, 2004. Decisions that are not received by the deadline, even if they are sent before the deadline, will not be valid.

To Accept the Offer

Here are the steps you need to take to accept the offer, depending on how you choose to make this election. We strongly encourage you to make your election through the Exchange Program Web Site or the Telephone Election System, as these systems may be more reliable than delivering your Election Agreement through the mail.

Regardless of which method you use to make your election, you can make sure your election was recorded correctly by either visiting the Web Site or calling a Mellon customer service representative at 1-888-778-1316, Monday through Friday from 9:00 a.m. to 6:00 p.m. Eastern Time throughout the offer period.

Online			By Phone			By Mail

•	Log on to www.corporate- action.net/charter.		•	Call the Telephone Election System at 1-866-716-5749.		•	Complete the Election Agreement and send it to:

•	Review the educational materials provided on the Web Site, if needed. (Click on the “Continue” button to access the next page.)		•	Listen to the message explaining the Stock Option Exchange Program.			Mellon Investor Services LLC Attn: Reorganization Dept. PO Box 3301 South Hackensack, NJ 07606

• •	Enter the last six digits of your Social Security number and your 9-digit Stock Option Exchange Program PIN, which you received with this brochure or through e-mail

	On the Election page, review the personal information and make your election.		• •	Enter the last 6 digits of your Social Security number and your 9-digit Stock Option Exchange Program PIN. Make your election:		•	Be sure to send your Election Agreement early to ensure Mellon receives it before Friday, February 20, 2004. If you choose to mail your agreement, we strongly encourage you to use an overnight delivery service or certified mail with return receipt requested at the following address :

	—	To participate, click on the “Exchange My Options” button.		— —	To participate in the program, press “1.” If you decide not to participate, press “2.”		Mellon Investor Services LLC Attn: Reorganization Dept. 85 Challenger Road Mail Stop — Reorg. Ridgefield Park, NJ 07660

	—	If you decide not to participate, click on the “Do Not Exchange My Options” button.		—	If you want the phone number for a customer service representative, press “5.”

•	Print the “Election Confirmation” page and keep it for your records.			—	If you want to end the call, press “0.”

•	Click on the “Log Out” button to leave the Web Site.		•	If you elected to exchange your options, listen to the message and take the following steps:

				—	Press “1” if the election is correct.

				—	Press “2” if the election is incorrect. (You will be asked to make another election).

To Change Your Election

You can change your election anytime before the end of the period. The decision on file with Mellon as of 5:00 p.m. Eastern Time on February 20, 2004 (or the extended offer expiration date, if Charter extends the offer) is considered your final decision.

Online		By Phone	By Mail

•	Log on to the Web Site as described above.	Follow the instructions described above and press the key that reflects your new election.	•	Complete the Withdrawal Form and send it to:

•	On the Election page, click the button that reflects your decision.			Mellon Investor Services LLC Attn: Reorganization Dept. PO Box 3301 South Hackensack, NJ 07606

•	Print the “Election Confirmation” page and keep it for your records.			Mellon must receive this form before Friday, February 20, 2004 for the
•	Click on the “Log Out” button to leave the Web Site.			change request to be valid. We recommend using an overnight delivery service or certified mail with return receipt requested at the following address:
Mellon Investor Services LLC Attn: Reorganization Dept. 85 Challenger Road Mail Stop — Reorg. Ridgefield Park, NJ 07660

Confirmation of Your Election

If you elect to exchange your options, you will receive an Election Confirmation after the offer period ends that shows your election. This Confirmation will be sent via e-mail if you have e-mail access at work, and through the mail if you do not have e-mail access at work. Please keep this statement for your records.

If You Have Questions

Call 1-888-778-1316 to talk with a Mellon customer service representative Monday through Friday from 9:00 a.m. to 6:00 p.m Eastern Time throughout the offer period.

Legal Notice

This brochure is intended to explain the Stock Option Exchange Program and acceptance process. This information does not constitute an offer to holders of options to purchase Charter’s Class A common stock to exchange their options. This brochure does not contain complete information regarding the Stock Option Exchange Program. You should read and carefully consider the detailed Offer to Exchange and associated documents, which contain all of the terms and conditions of the Stock Option Exchange Program. All of these documents cover important information not covered in this brochure. Please note that, although our Board of Directors has approved the Stock Option Exchange Program, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options for exchange. You must make your own decision whether to tender options.

Charter has filed the Offer to Exchange and associated documents with the Securities and Exchange Commission (“SEC”) as part of a tender offer statement. These materials and other documents filed by Charter with the SEC can be obtained free of charge from the SEC’s Web Site at www.sec.gov. Charter option holders may obtain a written copy of the tender offer statement and related materials by contacting Human Resources, Stock Option Exchange Program, at Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131.

This offer does not represent a contract of employment, or require Charter or its subsidiaries to continue your employment until the new grant date. If there are any inconsistencies between the terms of the Offer to Exchange documents and this brochure, the terms of the Offer to Exchange will control. We reserve the right to suspend, amend, or terminate the Stock Option Exchange Program before its expiration, according to the terms of the Offer to Exchange. You should consult your own tax or financial advisor before deciding whether to participate in the Stock Option Exchange Program.

A WIRED WORLD COMPANY TM